UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to             .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

27700A S.W. Parkway Avenue

Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits – December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule I – Schedule H – Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	9

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k)

Savings Plan:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon

June 27, 2007

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
Investments, at fair value:
Fidelity Retirement Money Market Portfolio	$5,636,823	$4,676,306
Shares in registered investment companies:
Baron Growth Fund	8,142,621	7,986,997
DFA Emerging Markets Value Portfolio	7,373,268	4,413,784
Vanguard Mid-Cap Index Fund	6,196,668	4,938,136
PIMCO Total Return Fund	5,756,041	5,665,475
Dodge & Cox Stock Fund	4,766,554	2,899,026
Lord Abbett Mid Cap Value Fund	2,089,065	2,417,341
Growth Fund of America	1,791,089	1,272,427
Spartan US Equity Index Fund	6,755,272	6,130,037
Fidelity Contrafund	9,817,875	8,242,783
Fidelity Balanced Fund	6,255,102	5,018,109
Fidelity Diversified International Fund	7,845,743	5,313,924
Fidelity Freedom Income Fund	165,872	100,493
Fidelity Freedom 2000 Fund	3,010	11,337
Fidelity Freedom 2005 Fund	318,726	2,028
Fidelity Freedom 2010 Fund	92,189	110,671
Fidelity Freedom 2015 Fund	1,369,918	983,333
Fidelity Freedom 2020 Fund	308,439	40,293
Fidelity Freedom 2025 Fund	865,214	261,254
Fidelity Freedom 2030 Fund	1,100,755	794,785
Fidelity Freedom 2035 Fund	320,123	195,232
Fidelity Freedom 2040 Fund	408,089	37,189
Fidelity Freedom 2045 Fund	2,550	—
Common and collective trust:
Fidelity Managed Income Portfolio	1,283,464	1,008,689
Common stock:
FLIR Systems, Inc.	19,281,330	14,331,179
Investments, at cost:
Participant loans	875,200	925,369

Total investments	98,821,000	77,776,197

Receivables:
Participant contributions	61,164	55,680
Employer contributions	29,290	25,532

Total receivables	90,454	81,212

Net assets available for plan benefits, at fair value	98,911,454	77,857,409
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,900	11,451

Net assets available for benefits	$98,924,354	$77,868,860

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Participant contributions	$6,644,433	$5,917,278
Rollover contributions	1,154,475	544,732
Employer contributions	3,121,074	2,815,769
Transfer from Indigo Systems, Inc. 401(k) Plan	—	10,562,581
Interest and dividend income	4,180,507	2,245,326

Total additions	15,100,489	22,085,686
Deductions:
Benefits and withdrawals paid to participants	5,638,274	3,679,421
Administrative expenses	2,595	6,267

Total deductions	5,640,869	3,685,688

Net increase before appreciation (depreciation) in fair value of investment	9,459,620	18,399,998
Net appreciation (depreciation) in fair value of investments	11,595,874	(2,734,575)

Net increase	21,055,494	15,665,423
Net assets available for benefits, beginning of year	77,868,860	62,203,437

Net assets available for benefits, end of year	$98,924,354	$77,868,860

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Fidelity, all investments of the Plan are held in a trust by the Trustee. A committee composed of management employees of the Company administers the Plan.

During 2004, the Company purchased Indigo Systems, Inc. As a result of this acquisition, the Indigo Systems, Inc. 401(k) plan was merged into the Plan effective February 1, 2005.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement and is not a nonresident alien.

Prior to December 2006, qualifying employees were able to participate in the Plan on the first day of the month following employment. Beginning in January 2007, eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 3% of compensation to the age-appropriate Fidelity Freedom Fund. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2006 and 2005, the discretionary matching contributions were equal to 50% of the employees’ contributions of up to 15% of compensation. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	0%
1	33%
2	67%
3	100%

Prior to completing three years of service, a participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)	Participant Loans

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and other certain restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2006 ranged from 4.00% to 9.25%, with maturities through 2055.

(f)	Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)	Withdrawals

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one-year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2006 and 2005, forfeitures totaling approximately $53,000 and $50,000, respectively, were used to reduce employer contributions. At December 31, 2006 and 2005, forfeitures totaling approximately $122,000 and $65,000, respectively, were available to reduce future employer contributions.

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into 24 mutual funds offered by Fidelity and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(k)	New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and as required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statements of Changes in Net Assets Available for Benefits has been prepared on a contract value basis. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation

The Plan’s investments in shares of registered investment companies are stated at fair value which is based on the quoted market price of the underlying investments. The Fidelity Managed Income Portfolio consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Fidelity Managed Income Fund is included in the financial statements at contract value, which represents contributions made under the contracts plus earnings,

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. The average yield to maturity and crediting interest rate for that fund was approximately 4.3% and 3.7% at December 31, 2006 and 2005, respectively. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than 0%. The FLIR Systems, Inc. Common Stock Fund is stated at the quoted fair value of the Company’s common stock. Participant loans are valued at cost.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) consists of the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Administrative Expenses

Administrative expenses are generally paid by the Plan sponsor except to the extent that expenses are paid from participant forfeitures of employer matching contributions.

(3)	Investments

Net appreciation (depreciation) in fair value of investments is comprised of the following for the year ended December 31, 2006 and 2005:

	2006	2005
Shares in registered investment companies	$5,553,631	$3,410,091
FLIR Systems, Inc. common stock	6,042,243	(6,144,666)

	$11,595,874	$(2,734,575)

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2006, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date, however, management believes that the Plan is designed and continues to operate in compliance with the IRC.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

The Plan also has investments in FLIR Systems, Inc. common stock. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and IRC.

(7)	Reconciliation to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$98,924,354	$77,868,860
Deemed distributions of participant loans not recorded on the financial statements	(70,495)	(64,610)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,900)	—

Net assets available for benefits per the Form 5500	$98,840,959	$77,804,250

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2006
Net appreciation in fair value of investments per the financial statements	$11,595,874
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2006	(12,900)

Net assets available for benefits per the Form 5500	$11,582,974

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN

Schedule H –Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	$5,636,823
	Shares in registered investment companies:
Baron Funds	Baron Growth Fund	8,142,621
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	7,373,268
The Vanguard Group	Vanguard Mid-Cap Index Fund	6,196,668
Pacific Investment Management Company	PIMCO Total Return Fund	5,756,041
Dodge & Cox	Dodge & Cox Stock Fund	4,766,554
Lord, Abbett & Co. LLC	Lord Abbett Mid Cap Value Fund	2,089,065
American Funds	Growth Fund of America	1,791,089
* Fidelity Investments	Spartan US Equity Index Fund	6,755,272
* Fidelity Investments	Fidelity Contrafund	9,817,875
* Fidelity Investments	Fidelity Balanced Fund	6,255,102
* Fidelity Investments	Fidelity Diversified International Fund	7,845,743
* Fidelity Investments	Fidelity Freedom Income Fund	165,872
* Fidelity Investments	Fidelity Freedom 2000 Fund	3,010
* Fidelity Investments	Fidelity Freedom 2005 Fund	318,726
* Fidelity Investments	Fidelity Freedom 2010 Fund	92,189
* Fidelity Investments	Fidelity Freedom 2015 Fund	1,369,918
* Fidelity Investments	Fidelity Freedom 2020 Fund	308,439
* Fidelity Investments	Fidelity Freedom 2025 Fund	865,214
* Fidelity Investments	Fidelity Freedom 2030 Fund	1,100,755
* Fidelity Investments	Fidelity Freedom 2035 Fund	320,123
* Fidelity Investments	Fidelity Freedom 2040 Fund	408,089
* Fidelity Investments	Fidelity Freedom 2045 Fund	2,550
	Common and collective trust:
* Fidelity Investments	Fidelity Managed Income Portfolio	1,283,464
	Common stock:
* FLIR Systems, Inc.	FLIR Systems, Inc. common stock	19,281,330
* Participants	Participant loans (4.00% to 9.25% maturing through 2055)	875,200

	Total investments	$98,821,000

*	Represents a party-in-interest transaction as of December 31, 2006.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan

Date: June 29, 2007	FLIR Systems, Inc.
(Plan Sponsor)

	By:	/s/ Stephen M. Bailey
Stephen M. Bailey
Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)